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                          April 3, 2024

       Richard Adcock
       Chief Executive Officer and President
       ImmunityBio, Inc.
       3530 John Hopkins Court
       San Diego, California 92121

                                                        Re: ImmunityBio, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed March 29,
2024
                                                            File No. 333-278361

       Dear Richard Adcock:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tim
Buchmiller at 202-551-3635 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Thomas E. Hornish, Esq.